EXHIBIT 99.25






NEWS RELEASE (Q2-03-17)                                      September 30, 2003
                                                                    Page 1 of 1


NOT FOR DISSEMINATION IN THE UNITED STATES
OR FOR DISTRIBUTION TO U.S. NEWS SERVICES


Yamana Files Final Prospectus
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Yamana Gold Inc. (YRI - TSX) announces that it has filed a final prospectus with security regulators in Ontario, British Columbia, Alberta and Manitoba relating to the distribution of common shares and share purchase warrants issuable in exchange for the previously issued subscription receipts. The subscription receipts entitle the holders to acquire 46-250,000 common shares and 23,125,000 share purchase warrants for no additional consideration. Aggregate proceeds from the issue of subscription receipts were $55.5 million. Subscription receipts will be exchanged for common shares and share purchase warrants on October 7, 2003.

Each share purchase warrant entitles the holder to acquire one common share at $1.50 per share for a five year period. Yamana has received conditional approval for listing the share purchase warrants on the Toronto Stock Exchange (TSX).

Yamana is a Canadian intermediate gold producer with significant production, development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana also holds gold exploration properties in Argentina subject to earn-in by the Peruvian gold producers Buenaventura and Hochshild. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact:

Peter Marrone
President & Chief Executive Officer
(416) 815-0220
E-mail:  investor@yamana.com



FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.